February 21, 2023 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Tyler Howes

Re:	Apollomics Inc.
Amendment No. 3 to Registration Statement on Form F-4
Filed February 10, 2023
File No. 333-268525

Mr. Howes:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form F-4 filed on February 10, 2023 (File No. 333-268525, the “Registration Statement”), contained in the Staff’s letter dated February 17, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

Registration Statement on Form F-4 filed February 10, 2023

Summary of the Proxy Statement/Prospectus

Subscription Agreements, page 36

1.

We note that certain accredited investors have entered into subscription agreements to purchase Apollomics Class B Ordinary Shares and Apollomics Series A Preferred Shares in connection with the business combination. Please further highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Please also disclose if any of Maxpro’s sponsors, directors, officers or their affiliates will participate in this private placement.

February 21, 2023

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover of the proxy statement/prospectus and pages 15, 26, 30, 34, 36-37, 135-136, 149, 174, 196-197 and 366-367 of Amendment No. 4.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc: Guo-Liang Yu, Apollomics Inc.

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